





Tony Cheung

Manager of Trading and Operations

Greater New York City Area

InMail ···

HotelsByDay

Rensselaer Polytechnic Institute

See contact info

242 connections

Experience

Tech Consultant/Project Manager
HotelsByDay
Oct 2014 – Present • 3 yrs 9 mos
Greater New York City Area

Manager of Trading and Operations
Sauma Capital, LLC
Dec 2013 – Present • 4 yrs 7 mos

Consultant
Caspian Capital Management, LLC/Caspian Private Equity
Mar 2013 – Present • 5 yrs 4 mos
New York, NY

Trade Analyst
Caspian Capital Management
Mar 2005 – Mar 2013 • 8 yrs 1 mo
New York, NY

Responsible for reconciliation on daily trading, P&L and net asset valuations across all portfolios and funds. Performed monthly mark-to-market pricing procedures and analysis of floating-rate CMOs and analyzed fund NAVs to determine accurate accounting and valuation procedures were followed. Cash management for all funds and foreign exchange hedging for foreign denominated PE fund of funds Managed cash, accounting and tax for portfolio SPV investments.

Education

Rensselaer Polytechnic Institute

Rensselaer Polytechnic Institute
BS, Information Technology, Finance

Skills & Endorsements

Bloomberg · 8

Hansraj Persaud, MSc. and 7 connections have given endorsements for this skill

Business Strategy · 6

Pete Chung, aPHR and 5 connections have given endorsements for this skill

Hedge Funds · 6

Hansraj Persaud, MSc. and 5 connections have given endorsements for this skill

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